10025728

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29946

FEB 25 2010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTCOUNTRY FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16915 TURTLE CREEK
(No. and Street)

CHARLOTTE	NC	28278-8428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES S. SCHMITT 704/583-4146
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255,	LONG BEACH	CA	90803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES S. SCHMITT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTCOUNTRY FINANCIAL, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature JAMES S. SCHMITT

PRESIDENT/PROPRIETORSHIP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of XXXXXXXXXXXXXXXXXX. **Cash Flows**
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 20th (Date) day of FEBRUARY (Month), 2010 (Year), by

(1) GREGORY A. GOODYEAR (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (X)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

GEORGIA F. SHAW
Commission # 1856948
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2013

Signature [signature] (Signature of Notary Public) GEORGIA F. SHAW

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17 A-5, PART III

Document Date: FEBRUARY 20 2010 Number of Pages: 13

Signer(s) Other Than Named Above: JAMES S. SCHMITT

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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CONTENTS

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Westcountry Financial
(A Proprietorship)
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Westcountry Financial (a proprietorship) as of December 31, 2009, and the related statements of income (loss) and comprehensive income, changes in proprietor's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westcountry Financial (a proprietorship) as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9 through 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear LLP

Long Beach, California
February 20, 2010

WESTCOUNTRY FINANCIAL
(A Proprietorship)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents		$ 56,173
Receivables – clearing firm		1,875
Marketable securities		28,200
Total assets		$ 86,248

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities – Accounts payable		$ 4,000
Proprietor's equity:		
Proprietor's capital	$ 79,806	
Accumulated other comprehensive income	2,442	
Total proprietor's equity		82,248
Total liabilities and proprietor's equity		$ 86,248

The accompanying notes are an integral part of these financial statements.

WESTCOUNTRY FINANCIAL
(A Proprietorship)
STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2009

Revenues:		
Commissions, net of clearing fees		$ 13,575
Other income		3,948
Interest and dividends		935
Realized loss on sale of securities		(5,765)
Total revenues		12,693
Expenses:		
Regulatory fees and assessments	$ 4,539	
Travel	12,437	
Other office expenses	4,743	
Total expenses		21,719
Net income (loss)		(9,026)
Other comprehensive income:		
Unrealized gain on securities	10,468	
Other comprehensive income		10,468
Net comprehensive income		$ 1,442

The accompanying notes are an integral part of these financial statements.

WESTCOUNTRY FINANCIAL
(A Proprietorship)
CHANGES IN PROPRIETOR'S EQUITY

YEAR ENDED DECEMBER 31, 2009

	Proprietor's Capital	Accumulated Other Comprehensive Income (Loss)	Total
Balance at beginning of year, as previously reported	$ 857,323	-	857,323
Prior period adjustments – To offset draws taken in prior years against proprietor's equity previously shown as receivables and other assets	(720,028)	-	(720,028)
To record accumulated unrealized losses in investments – comprehensive income (loss)	8,026	(8,026)	-
Balance at beginning of year, as restated	145,321	(8,026)	137,295
Net income (loss) for the current year	(9,026)	-	(9,026)
Change in accumulated other comprehensive income (loss)	-	10,468	10,468
Proprietor withdrawals – current year	(56,489)	-	(56,489)
Balance at end of year	$ 79,806	2,442	82,248

The accompanying notes are an integral part of these financial statements.

WESTCOUNTRY FINANCIAL
(A Proprietorship)
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net income (loss)		$ (9,026)
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized loss on securities	$ 5,765	
Decrease in trade receivable	4,374	
Increase in accounts payable	400	
Total adjustments		10,539
Net cash provided by operating activities		1,513
Cash flows from investing activities:		
Sales of securities	4,290	
Purchase of securities	(3,177)	
Net cash provided by investing activities		1,113
Cash flows from financing activities;		
Proprietor withdrawals, net of additions	(56,489)	
Net cash used for financing activities		(56,489)
Net decrease in cash and cash equivalents		(53,863)
Cash and cash equivalents at beginning of period		110,036
Cash and cash equivalents at end of period		$ 56,173

SUMMARY OF NON-CASH ACTIVITIES

Certain prior year draws and deposits totaling $720,028, which had been carried as assets in previous year's financial statements, were netted against proprietor's equity as they related to funds personally used by the proprietor.

The accompanying notes are an integral part of these financial statements.

WESTCOUNTRY FINANCIAL
(A Proprietorship)
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Westcountry Financial is a proprietorship and registered as a broker/dealer maintaining its office in Charlotte, North Carolina. The Firm is subject to a minimum net capital requirement of $50,000 pursuant to SEC Rule 15c3-1. The Firm operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3 as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The Firm's business consists of trades cleared through a clearing firm on a fully disclosed basis.

Method of Accounting

The Firm maintains its records on the accrual basis of accounting.

Income Taxes

The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Such taxes of the proprietor are computed on his total income from all sources and, accordingly, no provision for income taxes is made in these statements.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Comprehensive income consists of net income and losses affecting proprietor's equity that, under United States generally accepted accounting principles, are excluded from net income, such as unrealized gains and losses related to certain investment securities.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Marketable Securities/Fair Value

The Firm complies with current standards with respect to "Fair Value Measurements." The standards define fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. The standards establish a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Firm at the measurement date.

Level 2 – Valuations based on inputs based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The standards also require the Firm to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(2) MARKETABLE SECURITIES

Investment in securities at December 31, 2009, consists of securities available for sale with a fair value of $28,200 and an original cost of $25,759. The unrealized gain of $2,442 is included as accumulated other comprehensive income in the accompanying Statement of Financial Condition.

Market value is established using Level 1 valuations in the hierarchy established by current standards as the securities are on national exchanges and the fair value is determined based on published market prices.

(3) PRIOR PERIOD ADJUSTMENT

A prior period adjustment has been recorded to reflect a change in accounting for proprietor draws and other personal use of assets previously recorded on the Company's books. Beginning assets included a $710,028 receivable from the owner which was an accumulation of draws taken against net earnings over many years. Beginning assets also included an auto lease deposit of $10,000 which was also used by the proprietor in prior years. Therefore, these amounts have been reclassified as reductions of proprietor's equity at the beginning of 2009.

Also, the marketable securities at the beginning of the year had unrealized losses of $8,026 which have been reclassified as "accumulated other comprehensive losses" in the proprietor's equity.

(4) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 20, 2010. No transactions or events were found that were material enough to require recognition in the financial statements.

(5) NET CAPITAL

The Firm is subject to a $50,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2009, the net capital was $78,018, which exceeded minimum net capital by $28,018. The aggregate indebtedness to net capital ratio was .05 to 1.

WESTCOUNTRY FINANCIAL
(A Proprietorship)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

Total equity from statement of financial condition		$ 82,248
Less non-allowable assets		-
Net capital before haircuts		82,248
Haircuts:		
15% haircut on security positions	$ 4,230	
Total haircuts		(4,230)
Net capital		$ 78,018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Net capital from above	$ 78,018
Excess net capital	$ 28,018

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 4,000
Ratio of aggregate indebtedness to net capital	.05 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

Net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

WESTCOUNTRY FINANCIAL
(A Proprietorship)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

Not Applicable – The Firm is not required to prepare a Computation of Reserve Requirement pursuant to Rule 15c3-3 as it is a Proprietorship dealing solely in securities transacted directly through a clearing firm on a fully disclosed basis. The Firm does not receive or deliver customer funds or securities and is exempt pursuant to Paragraph (k) (2)(ii) of the Rule.

WESTCOUNTRY FINANCIAL
(A Proprietorship)
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

The Firm is not subject to the requirements of Rule 15c3-3 Customer Protection – reserves and custody of securities with respect to physical possession or control as set forth in the rule as it does not receive or hold funds or securities and is exempt under Paragraph (k)(2)(ii) of the Rule.

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

Westcountry Financial
(A Proprietorship)
Charlotte, North Carolina

In planning and performing our audit of the financial statements of Westcountry Financial (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
February 20, 2010

WESTCOUNTRY FINANCIAL
(A PROPRIETORSHIP)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

(With Independent Auditors' Report Thereon)